

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via E-mail
Mr. Christopher Carney
Interim Chief Financial Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

> **Re:** **Applied Minerals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the quarterly period ending March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-31380**

Dear Mr. Carney:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 14

1.   Please reconcile the total operating expenses for 2009 of $6,701,498 in the second paragraph of this section with the company's statements of operations on page F-24 which shows total operating expenses of $6,025,299 in 2009.

2.   Please tell us the total amount of legal expenses included in your statements of operations for each of 2009 and 2010 (including both operating expenses and non-operating income and expenses). Please tell us the nature and amount of the significant components of these expenses. Discuss your consideration of the disclosures required by Item 303(A)(3) of Regulation S-K and Instructions 3 and 4 thereof. Please also refer to Section III of SEC Release 33-8350.

Liquidity and Capital Resources, page 15

3.   Please reconcile the disclosure that your activities have been financed from the sale of equity securities with the company's statements of cash flows on page F-28 which shows no sources of cash from the sale of equity securities.

Item 8A. Controls and Procedures, page 16

4.   We note management's conclusions that disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2010. Please amend your Form 10-K to include disclosure of any material weaknesses identified by management as required by Item 308(a)(3) of Regulation S-K.

Item 7. Financial Statements and Supplementary Data, page 16

Report of Independent Registered Public Accounting Firm, page F-21

5.   Please explain why the report of your independent registered public accounting firm did not opine on the presentation of the financial information for the period from January 1, 2009 (Beginning of the Exploration Stage) through December 31, 2010 as shown in your statements of operations and comprehensive loss and statements of cash flows. We note that these statements are not marked as unaudited.

6.   Further, please explain to us why the company included the financial information for the period from January 1, 2009 through December 31, 2010 as shown in your statements of operations and comprehensive loss and statements of cash flows. As part of your response tell us how you considered and applied ASC 915 and why January 1, 2009 is the beginning of the exploration stage.

7.   In the fourth paragraph of their opinion, PMB Helin Donovan, LLP refers to certain conditions that raise "doubts" about the company's ability to continue as a going concern. Please request your auditors to tell us how their opinion considered the requirements of AU Section 341.12, which requires that the auditor's conclusion about the entity's ability to continue as a going concern be expressed through the use of wording that includes the terms *substantial doubt and* going concern. Refer to example in AU Section 341.13.

Consolidated Balance Sheets, page F-23

8.   Please explain why you present a category called other liabilities on your balance sheet which is not included in either current or long-term liabilities. Refer to the accounting literature you relied upon in using this presentation.

9.   Please also explain why you present accumulated deficit prior to the exploration stage and during the exploration stage. Refer to the accounting literature you relied upon in using this presentation.

Consolidated Statements of Operations and Comprehensive Loss, page F-24

10.   Please tell us why you classified the following line items within other non-operating income and expense. Tell us why the nature of these amounts relates to a non-operating activity.

- Loss on revaluation of stock awards
- Net proceeds (expenses) from legal settlement
- Stock award forfeiture

Consolidated Statements of Stockholders' Equity (Deficit), page F-27

11.   We note that the line item in fiscal 2010 relating to the shares issued for directors' fees and other services does not add across to the total presented. In future filings, including any amendments, please ensure that your financial statements properly foot and cross-foot.

12.   Please reconcile the total allocated to the issuance of common stock for conversion of debt including accrued interest of $2,343,922 in 2010 with the amount shown at the bottom of page F-28 for the conversion of debt and accrued interest to common stock of $2,457,500.

Statements of Cash Flows, page F-28

13.   We note that you reconcile net loss excluding the noncontrolling interest in losses of subsidiary to net cash provided by (used in) operating activities. Please note that ASC 230-10 requires you to start a statement of cash flows prepared under the indirect method with "net income." Please amend your Form 10-K to include a statement of cash flows that complies with that guidance.

14.   As a related matter, tell us the entity that you are accounting for as a noncontrolling interest including the related ownership structure.

Note 3. Summary of Significant Accounting Policies, page F-29

Cash and Cash Equivalents, page F-29

15.   Please tell us how your definition of cash equivalents considered ASC 835-30-35-2 which states that generally, only investments with *original* maturities of three months or less qualify under that definition.

Convertible Debt, page F-30

16.   Please explain why you define conventional convertible debt as providing for a rate of conversion that is below market value. Tell us how your considered ASC 815-40-25-39 which states that a conventional convertible debt instrument is an instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). Discuss why your definition is important and considered as part of your evaluation of the beneficial conversion of the debt which is discussed in ASC 470-20.

17.   Further, please discuss how your accounting policy considered ASC 470-20-25-5 which states that you should recognize an embedded beneficial conversion feature present in a convertible instrument separately at issuance by allocating a portion of the proceeds equal to the *intrinsic value* of that feature to additional paid-in capital. Further, under ASC 470-20-30-5 through 30-8, you should determine the intrinsic value based on the effective conversion price and, if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, then you should limit the amount of the discount assigned to the beneficial conversion feature to the amount of the proceeds allocated to the convertible instrument.

18.   In this regard, please show us how you calculated the intrinsic value of the beneficial conversion feature of the PIK notes of $365,341 (page F-35).

Earnings (Loss) per Share, page F-30

19.   Please show us how you calculated the weighted average shares for 2010 of
        68,396,770. We note that you had common stock outstanding of 69,781,351
        shares and 69,704,393 shares as of December 31, 2009 and 2010, respectively.
        Refer to ASC 260-10-55-2.

Impairment of Assets, page F-31

20.   You disclose that long-lived assets are measured at the lower of carrying amount
        or fair value less costs to sell. Under property and equipment, you disclose that
        those long-lived assets are carried at cost. Please reconcile.

21.   Further, please tell us how your policy considered ASC 360-10-35-16 through 35-
        17 and ASC 360-10-35-37 through 35-43. Discuss your accounting policy for
        assets to be held and used versus assets held for sale. For example, under ASC
        360-10-35-43, you should measure long-lived assets classified as held for sale at
        the lower of the carrying amount or fair value less cost to sell. Under ASC 360-
        10-35-17, for long-lived assets to be held and used, you should recognize an
        impairment loss only if the carrying amount of a long-lived asset (asset group) is
        not recoverable and exceeds its fair value. In that case, you should measure an
        impairment loss as the amount by which the carrying amount of a long-lived asset
        (asset group) exceeds its fair value.

Note 5. Stock Award Payable, page F-33

22.   Please summarize the significant terms of the stock awards and tell us how you
        are accounting for these awards. Cite the accounting literature upon which you
        relied. Please also explain the method used to value the awards.

Note 6. Notes and Leases Payable, page F-34

Operating Leases, page F-34

23.   We note that the rental payments for your executive office are paid for by
        Material Advisors LLC. Please tell us whether your financial statements reflect
        all costs of doing business, including those costs incurred by others on your
        behalf. Refer to SAB Topic 5.T.

Note 7. Convertible Debt (PIK Notes), page F-35

24.   We note that the conversion rate varies between $0.35 and $1.00. Please tell us
        how the conversion rate was determined for each issuance of the PIK notes. In
        this regard, explain whether the conversion rate was above, at or below the market
        rate of the common stock on the date of issue.

25.   Please clarify whether the conversion rate is fixed and whether there are any
        terms under which the conversion rate may be adjusted.

26.   In future filings, including any amendments, please disclose the combined
        aggregate amount of maturities for all long-term borrowings for each of the five
        years following the date of the latest balance sheet presented consistent with ASC
        470-10-50-1.

27.   We note that issuance costs relating to obtaining financing are recorded as a
        discount on debt. Please tell us how your classification of these items considered
        ASC 835-30-45-1A through 45-4 which states that issue costs should be reported
        in the balance sheet as deferred charges and not as a discount on the debt.
        Further, it states that a note discount is not a liability separable from the note that
        gives rise to it and should be reported in the balance sheet as a direct deduction
        from the face amount of the note. Refer to ASC 835-30-55-8 for examples.

28.   Also, discuss your consideration of ASC 835-30-45-2 which requires that the
        description of the note include the effective interest rate.

29.   We note your reference to the use of the straight-line method of amortization for
        the debt discount. Please tell us how you considered ASC 835-30-35-4.

Note 8. Stockholders' Equity, page F-35

30.   We note you granted options to outside consultants. If applicable in future filings,
        including any amendments, please disclose how you determined the fair value of
        the options issued. Refer to FASB ASC 505-50-50 and 718-10-50.

Note 9. Options and Warrants to Purchase Common Stock, page F-38

31.   We see that you issued warrants during 2009 and 2010. Please summarize the
        significant terms of the warrant arrangements, including whether the warrants
        may be net settled or settled in cash and also whether there are any down round
        provision where the exercise price resets in the event you issue securities at a
        lower price. Please also tell us how you considered the guidance in ASC 815-10
        and 815-40 in assessing whether the warrants should be accounted for as equity or
        liabilities.

Note 10. Income Taxes, page F-38

32.   We refer to the table describing the tax effect of temporary differences. Please
        tell us if there were any other temporary differences that gave rise to deferred tax
        assets.

Note 12. Commitments and Contingencies, page F-40
Environmental Matters, page F-40

33.   Please tell us the nature of any remediation activities the company will be
        required to perform. Discuss why the company cannot reasonably estimate any
        reclamation or remediation liability that may occur. Tell us how you considered
        ASC 410-30.

Litigation, page F-40

34.   You disclose that you record accruals for contingencies when it is probable that a
        liability *will be* incurred and the amount of loss can be reasonably estimated.
        Please tell us how you considered ASC 450-20-25-2 which states that you should
        accrue for an estimated loss contingency when information available before the
        financial statements are issued or are available to be issued indicates that it is
        probable that an asset *had been* impaired or a liability *had been* incurred at the
        date of the financial statements and the amount of loss can be reasonably
        estimated.

35.   We note your reference to the settlement of a class action lawsuit (page 14), a
        gain related to the reduction of outstanding legal expenses through a mediated
        settlement (page 14), the write-down of approximately $300,000 of accrued legal
        expenses (page 15), and a decline in legal fees of $1,655,000 between 2009 and
        2010 (page 14). Given these various references, please tell us how the company
        considered its disclosure requirements under ASC 450-20-50.

Exhibit 31.1 and 31.2

36.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. In future filings, including any amendments, please
        revise the identification of the certifying individual at the beginning of the
        certification so that it does not include the individual's title. This comment also
        applies to your Form 10-Q for the quarterly period ending March 31, 2011.

37.   We note that the certifications refer to your business as a "small business issuer"
        and not "the registrant." Please revise future filings, including any amendments,
        so that the certifications are exactly as set forth in Item 601(B)(31) of Regulation
        S-K. This comment also applies to your Form 10-Q for the quarterly period
        ending March 31, 2011.

38.   Additionally, it appears that you omitted paragraph 4(b) from your certification in
        the Form 10-K and in your Form 10-Q for the quarterly period ending March 31,
        2011. Please amend your filings so that the certifications are exactly as set forth
        in Item 601(B)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 5 – Stock Award Payable, page 11

39.   We refer to your disclosure that the "company does not intend to ever issue these shares and will [sic] expects to treat the liability appropriately." Please explain why you do not intend to issue the shares and discuss how this factored into the accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc: William Gleeson, K&L Gates LLP, via E-mail